Scorpio Bulkers Inc. Announces Letter of Intent to Construct Wind Turbine Installation Vessel August 3, 2020 1

Disclaimer and Forward-looking Statements This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Scorpio Bulkers Inc.’s (“Scorpio’s”) current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements. The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Scorpio’s records and other data available from third parties. Although Scorpio believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Scorpio’s control, Scorpio cannot assure you that it will achieve or accomplish these expectations, beliefs, projections or future financial performance. Risks and uncertainties include, but are not limited to, the failure of counterparties to fully perform their contracts with Scorpio, the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the bulk carrier markets, changes in Scorpio’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of our vessels, the market for Scorpio's vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental and environmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of bulk carriers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, changes in demand for wind turbine installation vessels, and other important factors described from time to time in the reports Scorpio files with, or furnishes to, the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. Scorpio undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of Scorpio's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Earnings before interest, taxes, depreciation and amortization (“EBITDA”), earnings before interest and taxes (“EBIT”), adjusted net income and related per share amounts, as well as adjusted EBITDA, adjusted EBIT and TCE Revenue are non-GAAP performance measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Unless otherwise indicated, information contained in this presentation concerning Scorpio’s industry and the market in which it operates and expects to operate, including its general expectations about its industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources widely available to the public such as independent industry publications, government publications, reports by market research firms or other published independent sources. Internal data and estimates are based upon this information as well as information obtained from trade and business organizations and other contacts in the markets in which Scorpio operates and management’s understanding of industry conditions. This information, data and estimates involve a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed above. You are cautioned not to give undue weight to such information, data and estimates. While Scorpio believes the market and industry information included in this presentation to be generally reliable, it has not independently verified any third-party information or verified that more recent information is not available. 2

Next Generation Scorpio Wind Turbine Installation Vessel (“WTIV”) Scorpio WTIV WTIV Overview • WTIVs transport and install offshore wind turbines onto pre-prepared foundations • Larger WTIVs enable more efficient installation • Greater carrying capacity- more turbines can be transported at once • Greater lifting capacity- a larger crane with more ‘hook height’ • Attributes that our customers care about: • Variable load – what is the maximum weight that can be ‘jacked up’? • Deck space – how many towers, nacelles, and blades can fit onboard? • Water depth – in what water depth can the vessel install a turbine? • Crane hook height – how high can the crane reach? • Crane capacity – how much weight can the crane lift? 3

Larger Turbines Moving Further Away from Shore

- Technological innovation has led to an increase in turbine size and capacity factors
- Offshore wind installations are also moving further from shore and into deeper water where better quality wind resources are available
  - Most projects commissioned through 2018 have been within 50 km of shore, however, several large projects in the pipeline are 100 km or more from shore

Evolution of Largest Commercially Available Wind Turbines



(in meters)
300
200
100
90 m
151 m
164 m
220 m
230 - 250 m
324 m
2010
3 MW
2013
6 MW
2016
8 MW
2021*
12 MW
2030**
15-20 MW

* Announced expected year of commercial deployments.
** Further technology improvements through to 2030 could see bigger turbine sizes of 15-20 MW.

Note: Illustration is drawn to scale. Figures in blue indicate the diameter of the swept area.

Average Offshore Wind Farm Distance from Shore



Commissioned
Under Construction & Pipeline
(km)
80
60
40
20
0
United Kingdom
Germany
Netherlands
Denmark
United States
China

Source: IEA WOE, 2019

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Letter of Intent for Wind Turbine Installation Vessel Wind Turbine Installation Vessel • On August 3, 2020, the Company signed a Letter of Intent “LOI” to construct a wind turbine installation vessel • The initial vessel will be built by Daewoo Shipbuilding and Marine Engineering Inc. for delivery in 2023 • This WTIV is an NG-16000X design GustoMSC (a subsidiary of National Oilwell Varco NOV:NYSE), and includes a 1500t Leg Encircling Crane (LEC) from Huisman Equipment B.V. • Vessel has strong eco-credentials, hybrid-battery power and is fuel-cell ready WTIV Technical Specifications • The total cost of the project is expected to be approximately $265-$290 million • Hull length/width/depth of 148m/56m/12m • The contract is expected to be signed in early Q4 2020 and will include options to construct up to • Accommodates 130 people an additional three units • Water depth survival (jacked up) of 65-70m 5

Reducing Cost Will Continue to Drive Market Share of Electricity Supply  In the European Union wind is set to play a central role and has the potential to become the largest source of electricity supply EU Levelized Cost of Electricity (“LCOE”) EU Electricity Supply by Source ($/MWh) 2018 2040* Coal Oil Natural Gas Nuclear Wind (On & Offshore) Solar PV Other Renewables $160 100% 90% 18% $140 22% 80% 4% $120 12% 9% 70% $100 60% 25% $80 50% 35% 40% $60 30% 19% $40 17% 20% 2% $20 10% 20% 15% $0 0% 2% Nuclear Coal Gas Solar PV Onshore Wind Offshore Wind 2018 2040* Source: IEA WOE, 2019. Note: * Indicates the IEA’s Stated Policies Scenario 6

Installed Base and Average Turbine Size Expected to Expand Rapidly Worldwide Installed Offshore Turbines Incremental Turbine Size: NW Europe & North America (# of turbines) (Megawatts) 13.6 26,901 24,412 12.7 12.6 22,057 11.7 11.9 19,527 17,258 10.7 15,075 12,861 9.6 9.2 11,029 9.0 9,663 8,257 7,233 7.6 7.2 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Offshore wind turbine installations are projected to Average output of new turbines is projected to nearly increase by 270%. double Source: Clarksons Platou Renewables, 2020 7

Material Shortage of High Spec WTIVs Expected from 2024 Supply Demand for WTIVs Capable of >10 MW Turbines WTIV Demand Supply 30 25 20 15 (# WTIV's)of(# Supply-Demand Gap: Additional 10 5 Vessels Currently Equipped to 10 WTIVs required to meet 2024 demand Install >10MW Turbines 5 0 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Source: Clarksons Platou Renewables, 2020 8

Project Highlights • Scorpio Bulkers signed an LOI for what is presently the most sophisticated and capable dedicated wind turbine installation vessel in the world • The project will cost $265-$290 million and the vessel will deliver in 2023 • Offshore wind industry is forecast to grow at a CAGR of >15% • Improving technology makes wind one of the lowest cost sources of electricity in certain regions • Shortage of WTIV vessels capable of installing larger turbines in deeper waters • Additional 10 vessels required to meet 2024 demand • Current contract rates of $220k/day imply attractive cash- flow and return on capital • Potential for rates to improve as the market tightens over the next 3-4 years • Potential for rates to be higher for larger vessels 9

Thank you 10